Exhibit 99.1

WeRide Inc. Announces Results of Extraordinary General Meeting, Class A Meeting and Class B Meeting

NEW YORK, March 13, 2026 (GLOBAL NEWSWIRE) – WeRide Inc. (“WeRide” or the “Company”) (Nasdaq: WRD; HKEx: 0800), a global leader in autonomous driving technology, today announced that each of the proposed resolutions submitted for shareholders’ approval (the “Proposed Resolutions”) as set forth in the notice of extraordinary general meeting, notice of Class A meeting and notice of Class B meeting, each dated February 6, 2026, Beijing time, have been adopted at the meetings held in Guangzhou, Guangdong Province, China today.

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder are approved, including, among other things, that (i) the Company’s existing memorandum and articles of associations are amended and restated by their deletion in their entirety and by the substitution in their place of the ninth amended and restated memorandum and articles of association in the form as set out in Part A of Appendix I to the circular of the Company dated February 6, 2026, Beijing time; (ii) the directors of the Company are granted a general unconditional mandate to allot, issue and deal with additional Class A ordinary shares and/or resell of treasury shares; (iii) the directors of the Company are granted a general unconditional mandate to repurchase the Company’s own shares and/or American depositary shares, on the terms and in the periods as set out in the notice of extraordinary general meeting; and (iv) the WeRide Inc. 2026 Share Plan is adopted.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 40 cities across 11 countries. We are also the first and only technology company whose products have received autonomous driving permits in eight markets: China, the UAE, Singapore, France, Switzerland, Saudi Arabia, Belgium, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune’s 2025 Change the World and 2025 Future 50 lists. For more information, please visit www.weride.ai.

Investor Contact

ir@weride.ai